

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2014

Via E-mail
Mr. Robert Schubenski
Chief Executive Officer
Blackcraft Cult, Inc.
1030 N. Main Street
Unite B
Orange, CA 92867

  Re: Blackcraft Cult, Inc.
    Form 8-K
    Filed April 3, 2014
    File No. 000-54898

Dear Mr. Schubenski:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on April 3, 2014

Item 4.01 Changes in the Registrants Certifying Accountant, page 2

1. We refer you to paragraphs 2 and 3. Please revise to state whether the principal accountants report on the financial statements for the past 2 years contained and adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles. See Item 304(a)(1)(ii) of Regulation S-K.

2. Please revise paragraph 4 to state for the past 2 years and subsequent interim period whether there were any disagreements with the former accountant, as described in Item 304(a)(1)(iv) of Regulation S-K.

3. Please also revise paragraph 6 to state for the past 2 years and subsequent interim period to state neither the registrant nor anyone on its behalf has consulted the newly engaged accountant, as required by Item 304(a)(1)(iv) of Regulation S-K.

4. In the amendment to your Form 8-K please furnish a revised letter from your former accountant stating the extent to which it agrees with the statements made in the amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3341 if you have questions regarding comments on the financial statements and related matters or any other questions.

Sincerely,

/s/ Brian V. McAllister

Brian McAllister
Staff Accountant
Office of Beverages, Apparel, and Mining